UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REGENXBIO Inc. (Name of Issuer)

Common Stock

(Title of Class of Securities)

75901B107 (CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☒  Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75901B107	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Brookside Capital Partners Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 75901B107	13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Brookside Capital Trading Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 75901B107	13G/A	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer The name of the issuer to which this filing on Schedule 13G/A relates is REGENXBIO Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 9712 Medical Center Drive, Suite 100, Rockville, MD 20850.

Item 2.

(a)

Name of Person Filing
This Statement is being filed on behalf the following (collectively, the “Reporting Persons”): (1) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Partners Fund”), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”), whose sole general partner is Bain Capital Public Equity Management, LLC, a Delaware limited liability company (“BCPE Management”); and (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership (“Trading Fund”), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership (“Brookside Investors II”), whose sole general partner is BCPE Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2018, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)

Address of the Principal Office or, if none, residence
The principal business address of each of the Partners Fund, the Trading Fund, Brookside Investors, Brookside Investors II, and BCPE Management is c/o Bain Capital Public Equity, LP, 200 Clarendon Street, Boston, MA 02116.

(c)	Citizenship Each of the Partners Fund, the Trading Fund, Brookside Investors, Brookside Investors II and BCPE Management is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock (“Common Stock”).

(e)	CUSIP Number The CUSIP number of the Company’s Common Stock is 75901B107.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

[x] If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%.

(c)	Number of shares as to which the person has: 0.

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75901B107	13G/A	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	Brookside Capital Investors, L.P.,
its general partner
By:	Bain Capital Public Equity Management, LLC,
its general partner

By:
Name:
Title:

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	Brookside Capital Investors II, L.P.,
its general partner
By:	Bain Capital Public Equity Management, LLC,
its general partner

By:
Name:
Title:

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i) The Statement on Schedule 13G/A, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 14, 2018

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	Brookside Capital Investors, L.P.,
its general partner
By:	Bain Capital Public Equity Management, LLC,
its general partner

By:
Name:
Title:

BROOKSIDE CAPITAL TRADING FUND, L.P.

By:	Brookside Capital Investors II, L.P.,
its general partner
By:	Bain Capital Public Equity Management, LLC,
its general partner

By:
Name:
Title: